

Mail Stop 4631

December 3, 2015

Via E-Mail
Mr. Darren Lampert
Chief Executive Officer
GrowGeneration Corp.
503 North Main Street, Suite 740
Pueblo, CO 81003

> **Re: GrowGeneration Corp.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2015**
> **File No. 333-207889**

Dear Mr. Lampert:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your financial statements for all periods presented to remove the effect of amortizing goodwill. Refer to ASC 350-20-35-1. Please also revise your accounting policy as appropriate.

2. Regarding your completed acquisition of Southern Colorado Garden Supply Corporation during 2014, please demonstrate for us how you determined that additional financial statements are not required by Rule 8-04 of Regulation S-X.

Risk Factors, page 5

3. We note the statements "The risks set forth below are not the only ones facing us,"
    and "Additional risks and uncertainties may exist that could also adversely affect our
    business, operations and prospects." Since you are required to disclose all risk factors
    that you believe are material at this time, please delete these statements.

There are a significant number of shares of common stock eligible for sale…, page 9

4. Specify the number of shares of common stock that will be available for sale in the
    public market as of the date of this prospectus.

Period from Inception March 6, 2014 through December 31, 2014 Compared to the Nine
Months Ended September 30, 2015, page 17

5. It appears to us that the periods referenced in your discussion are not comparable
    periods. Please revise your narrative to discuss the period from inception through
    December 31, 2014 separately from the nine month period ended September 30,
    2015. Refer to Item 303 of Regulation S-K. Please note that the results of the nine
    months ended September 30, 2015 should be compared to the results from inception
    through the nine month period ended September 30, 2014.

Liquidity and Capital Resources, page 18

6. Your narrative suggests that there were at least two private placements during 2014.
    Please revise your registration statement to clarify how many private placements took
    place during 2014 and the number of shares sold during each sale. Please also tell us
    how the proceeds received from each private placement reconcile to your statements
    of cash flows.

7. Please tell us how you accounted for the 2015 private placement and how the
    proceeds reconcile to your statement of cash flows for the nine months ended
    September 30, 2015.

Business, page 21

8. Disclose the amount spent during each of the last two fiscal years on research and
    development activities, and, if applicable, the extent to which the cost of those
    activities is borne directly by customers. We note the disclosure that some of your
    intellectual property consists of "product know-how and technology." Please clarify
    whether your sales are simply of products produced by others or whether you
    participate in product development. See Item 101(h)(4)(x) of Regulation S-K.

9. Disclose any dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Competition, page 22

10. Clarify in what industry or industries you compete. We note the references to the hydroponics industry, the cannabis industry, and the medical cannabis industry in the risk factors section.

11. Disclose competitive business conditions in the industry or industries in which you operate, your competitive position in that industry or industries, and methods of competition in that industry or industries. Please also address any competitive issues related to suppliers who are also distributors. See Item 101(h)(4)(iv) of Regulation S-K.

Management, page 24

12. Describe briefly the business experience of Messrs. Darren Lampert and Steven Aiello during the past five years. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 31

13. Please reconcile the eighth paragraph in this section in which you state there is a lease rate of $3780 for your Colorado store and the chart on page 23 which states it is $2,800.

14. In the ninth paragraph, disclose the compensation of one of the principals as a sale consultant. Additionally, advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Selling Stockholders, page 35

15. Disclose the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with GrowGeneration Corp. or any of its predecessors or affiliates. For example, disclosure on page 24 indicates that Mr. Jody Kane is one of your directors. See Item 507 of Regulation S-K.

16. For any selling stockholder that is a legal entity, identify by footnote or otherwise to the tabular presentation the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For example, refer to Aiello Family Trust, John Nickoll Martial Trust, and JJS Associates, LP. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of

our Compliance and Disclosure Interpretations available on the Commission's website.

17. Identify by footnote or otherwise to the tabular presentation any selling stockholder that is a broker-dealer or a broker-dealer's affiliate.

Legal Matters, page 39

18. Include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Consolidated Statement of Operations, page F-5

19. Please revise your consolidated statement of operations to include the comparable period from inception through September 30, 2014.

Consolidated Statement of Cash Flows, page F-6

20. Please revise your consolidated statement of cash flows to include the comparable period from inception to September 30, 2014.

Report of Independent Registered Public Accounting Firm, page F-17

21. Please revise your registration statement to include the signature of your auditor. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-20

22. We refer to your acquisition of Southern Colorado Garden Supply Corporation. It appears to us that since the purchase price of the acquisition was paid in cash, the entire amount of cash paid should be classified as an investing activity. Please advise or revise your financial statements as appropriate. Refer to ASC 230-10-45-13.

Note 1. Nature of Operations, page F-22, Subsequent Events, page F-22

23. Please expand your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the interim period ended September 30, 2015 on page F-8.

Note 2. Summary of Significant Accounting Policies, page F-22

24. Please expand your disclosures to provide a policy on the accounting for share based awards, including your valuation methodology and related assumptions.

Note 6. Income Taxes, page F-25

25. We note your disclosure regarding the deferred tax asset related to tax loss carryforwards. Please tell us and revise your registration statement to discuss how you determined that realization of this deferred tax asset is more likely than not. Refer to ASC 740-10-30-21 through 30-23.

Note 10. Acquisition of Subsidiary, page F-28

26. Please revise your registration statement to disclose:

- The primary reasons for the business combination as provided by ASC 805-10-50-2d;

- The amount of acquisition-related costs and where such expenses were recognized in your statement of operations as provided by ASC 805-10-50-2f; and

- A description of the factors that comprise goodwill as provided by ASC 805-30-50-1a.

Exhibit 23.1

27. Please revise your consent to:

- remove the reference to Form AC in the second sentence, or tell us what this refers to; and

- include the date of your consent as provided in Item 601(B)(23) of Regulation S-K.

Undertakings, page II-5

28. Since this is a secondary offering, the undertaking under (5) is inapplicable to the offering. Please revise.

Exhibits 5.1 and 23.2

29. We note that you intend to file by amendment your legal counsel's opinion and consent. Allow us sufficient time to review your legal counsel's opinion and consent before requesting acceleration of the registration statement's effectiveness.

Exhibits 10.11, 10.12, 10.13, and 10.14

30. We note that you did not file all attachments to the exhibits. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibits with all attachments.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

<u>Via E-mail</u>
Mitchell Lampert, Esq.
Robinson & Cole LLP
1055 Washington Boulevard
Stamford, CT 06901